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April 19, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Dorrie Yale

William Demarest

Kristina Marrone

Re:	GP-Act III Acquisition Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 8, 2024 CIK No.: 0001834526

Ladies and Gentlemen:

On behalf of GP-Act III Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 28, 2024 (the “Comment Letter”) with regard to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing a Registration Statement (the “Registration Statement”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. To assist your review, we are separately e-mailing the Staff a copy of the Registration Statement marked to show changes to the Draft Registration Statement.

For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Comment Letter and each comment is reproduced in bold form below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1

Summary

The Offering, page 16

1.	We refer to your disclosures on page 21, and elsewhere in your prospectus, that nonmanaging HoldCo investors will, through Sponsor HoldCo, purchase private placement warrants in connection with the closing of this offering, and also that you will not issue more than 7,000,000 private placement warrants because the non-managing HoldCo investors will be purchasing the warrants in a way that will "proportionally reduce the number of private placement warrants that would otherwise be purchased by the cosponsors through Sponsor HoldCo." Your disclosure also states on page 139 in footnote 3 that GP-Sponsor holds 50% of the interest in the voting power in Sponsor HoldCo, and that investment and voting decisions are made by 51% or more of the voting power held by the managing members of Sponsor HoldCo. Please revise your disclosures as appropriate to clarify what type of interests in Sponsor HoldCo the non-managing HoldCo investors will be purchasing, and how is it that the purchase of these interests will not provide them with any "right to control Sponsor HoldCo or vote or dispose of any securities held by Sponsor HoldCo," as you state in various parts of your prospectus. Please also file the agreement with respect to the purchase of these private placement warrants, or advise.

Response:        The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the preliminary prospectus and on pages 27 and 141 of the Registration Statement in accordance with the Staff’s comment. The Company respectfully advises the Staff that, in the Company's view, the revised disclosure on the cover page of the preliminary prospectus and on pages 27 and 141 of the Registration Statement appropriately clarifies the terms and conditions of the non-managing HoldCo investors' investment in Sponsor HoldCo, including what type of interests in Sponsor HoldCo the non-managing HoldCo investors will be purchasing, and why the purchase of these interests will not provide them with any right to control Sponsor HoldCo or vote or dispose of any securities held by Sponsor HoldCo.

Risk Factors

If we are deemed to be an investment company . . ., page 49

2.	We acknowledge your revised disclosures in response to prior comment 4. Please further revise your risk factor to disclose clearly that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response:       The Company acknowledges the Staff’s comment and has revised the disclosure on pages 50 of the Registration Statement in accordance with the Staff’s comment.

Transfers of Founder Shares and Private Placement Warrants, page 141

3.	You state that no member of Sponsor HoldCo may transfer any portion of its membership interests in Sponsor HoldCo except in certain specified circumstances. Please revise to clarify whether these restrictions also apply to the non-managing HoldCo investors.

Response:        The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23, 25, 141, 149, 154 and 175 of the Registration Statement in accordance with the Staff’s comment.

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If you have any questions with respect to the foregoing, please contact me at +55 11-3708-1840 or Mathias.vonBernuth@skadden.com.

Very truly yours,

/s/ J. Mathias von Bernuth, Esq.

J. Mathias von Bernuth, Esq.

cc:	Mr. Antonio Bonchristiano

Mr. Rodrigo Boscolo
GP-Act III Acquisition Corp.